UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  The Austria Fund, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  052587102

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                       Dr. Karl Tambornino
                 Bank Austria Aktiengesellschaft
                   Vordere Zollamtsstrasse 13
                     A-1030 Vienna, Austria
                         431/31333/42430


     (Date of Event which Requires Filing of this Statement)

                         March 10, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 052587102

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Bank Austria Aktiengesellschaft

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Austria

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,039,000

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         1,039,000

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,039,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         13.07%

14. Type of Reporting Person

         BK, CO














































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Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock (the "Shares") of The Austria Fund, Inc. (the "Issuer")

         The name and address of the principal executive and business office of the Issuer is:

         The Austria Fund, Inc.
         1345 Avenue of the Americas
         New York, New York  10105

Item 2.  Identity and Background

         (a) Bank Austria Aktiengesellschaft

         (b) Vordere Zollamtsstrasse 13, A-1030 Vienna, Austria

         (c) Banking

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding
         (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Austria


Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 1,039,000 Shares. All the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $10,938,594. Funds for the purchase of the Shares have come from a proprietary investment account of the Reporting Person. No leverage was used to purchase any of the Shares.






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Item 4.  Purpose of Transactions

         The Shares beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer

         (a) As of the date hereof, the Reporting Person is the beneficial owner of 1,039,000 Shares. The Reporting
         Person beneficially owns 13.07% of the outstanding
         Shares.

         (b) The Reporting Person has the sole power to vote, direct the vote, dispose of or direct the disposition of all the Shares that it is deemed to beneficially own.

         (c) All transactions in the Shares effected by the Reporting Person during the sixty days prior to March 10, 1999 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         1.   Exhibit A: List of Executive Officers and
              Directors of the Reporting Person and of Anteilsverwaltung-Zentralsparkasse, an
              Austrian entity in a control position with respect to the Reporting Person.

         2. Exhibit B: Description of the transactions in the Shares that were effected by the Reporting



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

              Person during the 60 days prior to March 10, 1999 through the date of this filing.

         Signature

         The undersigned, after reasonable inquiry and to

the best of its knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



Bank Austria Aktiengesellschaft


By:      /s/ Peter Renner
         ___________________________
             Peter Renner,
             Deputy General Manager

Date
March 22, 1999




























                                6
00250246.AA2

                                                        Exhibit A


                 Members of the Management Board
                               of
                 Bank Austria Aktiengesellschaft


              Dkfm. Gerhard Randa
              Chairman and Chief Executive Officer

              Karl Samstag
              Deputy Chairman and Deputy Chief Executive Officer

              Heinrich Gehl

              Mag. Wolfgang Haller

              Mag. Friedrich Kadrnoska

              Gerhard Novy

              Mag. Franz Zwickl


                Members of the Supervisory Board
                               of
                 Bank Austria Aktiengesellschaft

Chairman:               Dr. Siegfried Sellitsch
                        Chairman of the Board
                        Wiener Stadtische Allgemeine
                          Versicherung Aktiengesellschaft
                        1010 Wien, Schottenring 30

1st Deputy Chairman:    KR Walter Nettig
                        Chamber of Commerce of Vienna
                        1010 Wien, Stubenring 8-10

2nd Deputy Chairman:    Rudolf Humer
                        Chairman of the Board
                        Palmers Textil Aktiengesellschaft
                        2351 Wiener Neudorf, Palmersstrasse 4-8

Board Members:          KR Dkfm. Dr. Erich Becker
                        Member of the Board
                        Post und Telekombeteilligungsverwaltungsg esellschaft
                        Postgasse 8
                        1010 Wien
                        p.A. OIAG
                        Kantgasse 1
                        1015 Wien

                        Dr. Dieter Falke
                        Member of the Board
                        Westdeutsche Landesbank Girozentrale
                        D-40217 Dusseldorf, Herzogstrasse 15

                        Gunther W. Havranek
                        Tax Consulant, Court Certified Tax Expert
                        1030 Wien, Am Heumarkt 13
                        (Eingang Beatrixgasse 32)

                        Direktor KR Mag. Dr. Ewald Klinger
                        Managing Director of Waste Disposal
                        Operations
                        Simmering Ges.m.b.H.
                        1110 Wien, 11. Haidequerstrasse 6

                        Dipl-ing. Gerhard Mayr, M.B.A.
                        President
                        Eli Lilly International Corporation
                        Lilly House
                        13 Hanover Square
                        GB-London W1R 0PA

                        Dr. Friedel Neuber
                        Chairman of the Board
                        Westdeutsche Landesbank Girozentrale
                        D-40217 Dusseldorf, Herzogstrasse 15

                        KR Dr. Walter Petrak
                        Member of the Supervisory Board
                        BARC Versicherungsholding
                        1030 Wien, Kelsenstrale 5

                        Dr. Helmut Andreas Schuster
                        Chairman of the Supervisory Board of
                          Austrian Federal Railways
                        1010 Wien, Elisabethstrasse 9

                        Dr. Willem A. Wielens
                        Regional Executive
                        Phillips International B.V.
                        Headquarters Western Europe
                        Gebaude VO-1.025
                        NL-5600 MD Eindhoven, Groenewoudseweg 1

                        Hedwig Fuhrmann
                        Chairwoman of Central Works Council
                         of Bank Austria Aktiengesellschaft
                        c/o Bank Austria Aktiengesellschaft
                            Vordere Zollamtsstrasse 13
                            A-1030 Vienna, Austria

                        Wolfgang Heinzl
                        1st Deputy Chairman of Central Works
                        Council
                         of Bank Austria Aktiengesellschaft
                        c/o Bank Austria Aktiengesellschaft
                            Vordere Zollamtsstrasse 13
                            A-1030 Vienna, Austria

                        Dr. Kornelia Urban
                        2nd Deputy Chairwoman of Central Works
                        Council
                         of Bank Austria Aktiengesellschaft
                        c/o Bank Austria Aktiengesellschaft
                            Vordere Zollamtsstrasse 13
                            A-1030 Vienna, Austria

                        Heribert Kruschik
                        Member of Central Works Council
                         of Bank Austria Aktiengesellschaft
                        c/o Bank Austria Aktiengesellschaft
                            Vordere Zollamtsstrasse 13
                            A-1030 Vienna, Austria

                        Wolfgang Lang
                        Member of Central Works Council
                         of Bank Austria Aktiengesellschaft
                        c/o Bank Austria Aktiengesellschaft
                            Vordere Zollamtsstrasse 13
                            A-1030 Vienna, Austria

                        Thomas Schlager
                        Member of Central Works Council
                         of Bank Austria Aktiengesellschaft
                        c/o Bank Austria Aktiengesellschaft
                            Vordere Zollamtsstrasse 13
                            A-1030 Vienna, Austria

                        Member of Central Works Council
                         of Bank Austria Aktiengesellschaft
                        c/o Bank Austria Aktiengesellschaft
                            Vordere Zollamtsstrasse 13
                            A-1030 Vienna, Austria

                 Members of the Management Board
                               of
               Anteilsverwaltung-Zentralsparkasse

                             Dkfm. Gerhard Randa
                             Chairman of the Board

                             Karl Samstag
                             Deputy Chairman of the Board
                             Msg. Fredrich Kadrnoska
                             Board Member


               Members of the Savings Bank Council
                               of
               Anteilsverwaltung-ZentralSparkasse

Chairman:               Mayor Dr. Michael Haupl
                        Chairman of Sparkassenrates
                          der Anteilsverwaltung-Zentralsparkasse
                        Rathaus
                        1082 Wien

Deputy-Chairman:        Deputy Mayor Grete Laska
                        City Councilwoman
                        Rathaus
                        1010 Wien

Board Members:          Direktor KR Mag. Dr. Ewald Klinger
                        Managing Director of Waste Operations
                        Simmering Ges. m.b.H.
                        1110 Wein, 11 Haidequerstrasse 15

                        Emst Karl Plech
                        Real Estate Trustee
                        p A. Firma Ernst Karl Plech
                        1010 Wein, Graben 29a

                        Finanzdirektor Dr. Gerhard Scharitzer
                        Director of Finance Dept. of the City of Vienna
                        Magistratsabteilung 4
                        Ebendorsserstrasse 2
                        1010 Wein

                        Hedwig Fuhrmann
                        Chairwoman of Central Works Council
                         of Bank Austria Aktiengesellschaft
                        c/o Bank Austria Aktiengesellschaft
                            Vordere Zollamtsstrasse 13
                            A-1030 Vienna, Austria

                        Wolfgang Heinzl
                        First Deputy Chairman of Central Works
                        Council
                         of Bank Austria Aktiengesellschaft
                        c/o Bank Austria Aktiengesellschaft
                            Vordere Zollamtsstrasse 13
                            A-1030 Vienna, Austria

                        Walter Schlogl
                        Member of Central Works Council
                         of Bank Austria Aktiengesellschaft
                        c/o Bank Austria Aktiengesellschaft
                            Vordere Zollamtsstrasse 13
                            A-1030 Vienna, Austria
































                                6
00250246.AA2

                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS

  Date          Shares Purchased          Price Per Share
                                       (without commission)
  ____      ________________________     _________________

03/04/99             96,900                   $10.2500
03/05/99              6,000                    10.2500
03/05/99              2,500                    10.3215
03/05/99            141,500                    10.3750
03/08/99             57,400                    10.2500
03/08/99             26,000                    10.3125
03/09/99             12,500                    10.3750
03/09/99             40,700                    10.3125
03/09/99              4,800                    10.2500
03/10/99              8,500                    10.3750
03/10/99             19,600                    10.5000
03/10/99              4,000                    10.5625
03/10/99            450,000                    10.6250
03/11/99              9,800                    10.7500
03/11/99             36,700                    10.6250
03/12/99             39,200                    10.7500
03/12/99             10,000                    10.8125
03/15/99              1,200                    10.7500
03/15/99             71,700                    10.8750

























00250246.AA2